Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF MAY 5, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on May 5, 2008, at 2:30 p.m., with the legal quorum being present, met at the company’s head office and under the chairmanship of Mr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure and Insider Trading Committee and Audit Committee, as well as examining the financial statements for the first quarter of 2008.

Opening the meeting’s agenda, the Director Mr. Alfredo Egydio Setubal apprised the other board members present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee, held on April 25, 2008.

Subsequently, the Director Mr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee for the period.

Subsequently, Mr. Roberto Egydio Setubal, Chairman and Vice Chairman of the Board of Directors, spoke at length with respect to the financial statements for the first quarter of 2008, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the São Paulo Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange)  and the Buenos Aires Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, May 5, 2008. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer